January 17, 2017

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:
Bridgeline Digital, Inc.
Registration Statement on Form S-3
(File No. 333-214602)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 12, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, January 17, 2017, at 10:00 a.m. Washington D.C. time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at that time and we hereby withdraw our request for acceleration of the effective date until further notice.

Very truly yours,

BRIDGELINE DIGITAL, INC.

/s/ Michael Prinn
Michael D. Prinn
Chief Financial Officer
Bridgeline Digital, Inc.

cc:
Daniel W. Rumsey
Managing Partner
Disclosure Law Group, a Professional Corporation